Logan Ridge Finance Corporation

650 Madison Avenue

New York, New York 10022

December 15, 2022

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

VIA EDGAR

RE:	Rule 17g-1 Fidelity Bond Filing Information with Respect to Period Covering October 20, 2022 through October 20, 2023 for Logan Ridge Finance Corporation (814-01022)

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “Investment Company Act”), please find the following information with respect to Logan Ridge Finance Corporation (the “Company”). Please note the following for the Securities and Exchange Commission’s records:

a.	A copy of the Company’s executed Fidelity Bond is enclosed as Exhibit 1;

b.

Attached as Exhibit 2 is an officer’s certificate certifying the resolutions approved by the Board of Directors of the Company, including a majority of the directors who are not “interested persons” of the Company as defined by Section 2(a)(19) of the 1940 Act, approving the amount, type, form and coverage of the Fidelity Bond and the portion of the premium paid by the Company; and

c.	The Fidelity Bond will cover the period from October 20, 2022 through October 20, 2023; and

d.	The premium has been paid for the period from October 20, 2022 through October 20, 2023.

Please contact me if you have any questions or require additional information.

Very truly yours,

/s/ Jason Roos
Jason Roos
Chief Financial Officer